Exhibit 99.1

GasLog Ltd. Completes $1.3 Billion Financing Facility For Eight Newbuildings

Monaco – October 19, 2015 – GasLog Ltd. (“GasLog”, NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announces that it has completed an export credit agency-backed debt financing of $1.3 billion with fourteen international banks for its current newbuilding programme (the “Newbuild Facility”). The Newbuild Facility covers eight vessels, which will be delivered between 2016 and 2019. Seven of the eight vessels have long-term contracts of between 7 and 10 years and will be chartered to a subsidiary of BG Group plc following delivery.

The key highlights of the $1.3 billion Newbuild Facility, the largest financing in GasLog’s history, are as follows:

•	Tenor of up to 12 years with an amortisation profile of 15 years from vessel delivery

•	Attractive weighted-average margin

•	High levels of interest from GasLog’s existing bank group and a number of new institutions (final commitments more than two times oversubscribed)

•	Backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility

•	All seven vessels with contracts are eligible for future dropdown into GasLog Partners LP

Terms of the Newbuild Facility are in line with or better than GasLog’s existing facilities, demonstrating the banks’ strong appetite to lend to leading counterparties in the LNG industry with modern assets and high quality, long-term contracts, which provide significant visibility on future revenue and cashflow.

The eight vessels covered by the Newbuild Facility are as follows:

Vessel	Size (cbm)	Propulsion	Delivery	Contract	Charterer
SHI Hull 2072	174,000	TFDE	Q1 2016	10 years	BG Group
SHI Hull 2073	174,000	TFDE	Q2 2016	10 years	BG Group
SHI Hull 2102	174,000	TFDE	Q3 2016	7 years	BG Group
SHI Hull 2103	174,000	TFDE	Q4 2016	7 years	BG Group
SHI Hull 2130	174,000	X-DF	Q1 2018	9 years	BG Group
SHI Hull 2131	174,000	X-DF	Q1 2019	9 years 10m	BG Group
HHI Hull 2800	174,000	X-DF	Q1 2018	9 years 4m	BG Group
HHI Hull 2801	174,000	X-DF	Q1 2018	—	—

GasLog’s outstanding capital expenditure for its eight-vessel newbuild programme is approximately $1.5 billion, with $1.3 billion of debt provided by the Newbuild Facility, representing all planned financing for the vessels. As the vessels deliver over the next four years it is intended that the outstanding balance will be funded by cash on GasLog’s balance sheet and operational cash flow.

Simon Crowe, Chief Financial Officer of GasLog Ltd. commented, “I am delighted we have completed GasLog’s largest financing to date, which was executed during a period of volatility in the global energy sector. This Newbuild Facility further strengthens GasLog’s robust financial platform, which is backed by almost $4 billion of contracted revenue. The strong relationships we have with our lenders and our stated strategy of long-term contracted business with reputable customers were imperative in securing attractive tenor and rates on this facility.

We have been very pleased to see both new and existing lenders in this facility, demonstrating the appetite from a range of international banks to lend to companies with modern assets with solid contracts at good rates. The support of KEXIM and K-Sure further adds to the attractiveness of this facility.”

Citibank N.A (“Citi”) and Nordea Bank AB (“Nordea”) acted as Global Co-Coordinators, Bookrunners and Mandated Lead Arrangers (“MLAs”). Citi has also acted as ECA Agent and ECA Coordinator and Nordea as Agent and Security Agent. The other lead arrangers in the lending syndicate are Bank of America National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., KEB Hana Bank, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 19 LNG carriers (including 11 ships in operation and 8 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Simon Crowe – Chief Financial Officer

Phone: +44 203 388 3116

Jamie Buckland – Head of Investor Relations

Phone: +44 203 388 3116

Email: ir@gaslogltd.com